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18011404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-8228~~ 8-03150

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/17 (MM/DD/YY) AND ENDING 9/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sweney Cartwright & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 South High Street, Suite 300
(No. and Street)

Columbus	Ohio	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Ingwersen (614) 228-5391
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, Inc.
(Name – *if individual, state last, first, middle name*)

7800 E. Kemper Road, Suite 150	Cincinnati	Ohio	45249
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Frank Ingwersen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sweney Cartwright & Co., Inc., as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CRYSTAL L. MILLER
NOTARY PUBLIC • STATE OF OHIO
Recorded in Franklin County
My commission expires Oct. 13, 2020

Signature

President
Title

Crystal L Miller
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT TO THE SHAREHOLDERS

SWENEY CARTWRIGHT & CO., INC.

For The Year Ended September 30, 2018

FLYNN & COMPANY, INC.
Certified Public Accountants

Flynn & Company
CPAs & Business Consultants

To the Shareholders
Sweney Cartwright & Co.
Columbus, Ohio

We have audited the financial statements of Sweney Cartwright & Co. for the year ended September 30, 2018, and have issued our report thereon dated December 13, 2018. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. Professional standards also require that we communicate to you the following information related to our audit.

This communication is intended solely for the information and use of the Shareholder, management and others within the Company and is not intended to be and should not be used by anyone other than these specified parties.

We appreciate the opportunity to be of service to you. If you should have any questions regarding the information contained in this communication, please do not hesitate to contact us.

Very truly yours,

Flynn & Company, Inc.

Flynn & Company, Inc.
December 13, 2018

SWENEY CARTWRIGHT & CO., INC.
SIGNIFICANT AUDIT FINDINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2018

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing policies was not changed during the year ended September 30, 2018. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its fiscal 2018 financial statements are described in Note A to the financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material.

Management's estimate of the depreciation expense is based on the straight-line depreciation method with estimation of the useful life of the underlying fixed assets. We evaluated the key factors and assumptions used to develop the depreciation expense in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define significant unusual transactions as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

SWENEY CARTWRIGHT & CO., INC.
MATTERS OF CONSIDERATION FOR MANAGEMENT
FOR THE YEAR ENDED SEPTEMBER 30, 2018

During our audit, we also became aware of the following matters, which we believe represent opportunities for strengthening internal controls and operating efficiency of the Company.

Minutes

During review of the board minutes we noted no formal votes as to the approval or disapproval of items up for discussion at the board meetings. Some examples would be monthly financial statements and revisions to policies and procedures. We recommend that the board minutes be further expanded to provide better clarification of the actions of the board.

Written Supervisory Procedures

During testing of the compliance aspects of the Written Supervisory Procedures we noted that the annual AML training and annual review of the policies and procedures was not performed timely. We recommend that the Company perform the required procedures on a timely basis to ensure proper compliance with the documented procedures.

Concessions and Trails

It was noted during testing of concessions and trails that a former employee's name is reflected on some of the statements. We recommend that the Companies paying those concessions and trails be contacted to replace the name reflected with a current employee to remove any possible legal issues that might arise using a former employee's name.

SWENEY CARTWRIGHT & CO., INC.
SIGNIFICANT AUDIT FINDINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2018

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. We noted no significant issues relating to the quality of the Company's financial reporting.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule I, Schedule II and Schedule III that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

SWENEY CARTWRIGHT & CO.

FINANCIAL STATEMENTS
September 30, 2018

SWENEY CARTWRIGHT & CO.
Columbus, Ohio
FINANCIAL STATEMENTS
September 30, 2018

CONTENTS

Flynn & Company
CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
Sweney Cartwright & Co.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sweney Cartwright & Co. as of September 30, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sweney Cartwright & Co. as of September 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sweney Cartwright & Co.'s management. Our responsibility is to express an opinion on Sweney Cartwright & Co.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sweney Cartwright & Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Sweney Cartwright & Co.'s financial statements. The supplemental information is the responsibility of Sweney Cartwright & Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flynn & Company, Inc.

We have served as Sweney Cartwright & Co.'s auditor since 2017.
December 13, 2018

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

SWENEY CARTWRIGHT & CO.
STATEMENT OF FINANCIAL CONDITION
September 30, 2018

Assets	
Cash and cash equivalents	$ 142,760
Deposits with clearing organization	50,000
Receivable from clearing organization	67,418
Receivable from related party	14,771
Accrued interest and dividends receivable	6,772
Securities owned, at fair value:	
State and municipal obligations	747,832
Equity securities	649,728
Corporate fixed income securities	118,630
Mutual funds	61,683
Other assets	49,189
Total assets	$ 1,908,783
Liabilities and Stockholders' Equity	
Liabilities	
Payable to clearing organization	$ 376,598
Accrued liabilities	78,534
Total liabilities	455,132
Stockholder's Equity	
Common stock (par value: $0.50 per share): 100,000 shares authorized; 8,196 shares issued and outstanding	4,098
Retained earnings	1,449,554
Total stockholders' equity	1,453,652
Total liabilities and stockholders' equity	$ 1,908,783

See accompanying notes to financial statements.

SWENEY CARTWRIGHT & CO.
STATEMENT OF OPERATIONS
For the year ended September 30, 2018

Revenue	
Trading commissions and fees	$ 1,128,799
Mutual fund and 12b-1 fees	294,483
Net trading gains	165,636
Interest and dividends	94,508
Other	14,652
	$ 1,698,078
Operating expenses	
Compensation and commissions	1,130,145
Custody and clearing charges	82,530
Information systems and other service charges	94,846
Rent and office operations	96,846
Communications	12,461
Interest	3,404
Local and state taxes	14,112
Professional fees	37,057
Other	47,716
	1,519,117
Income before income taxes	178,961
Income tax expense	-
Net Income	$ 178,961

See accompanying notes to financial statements.

SWENEY CARTWRIGHT & CO.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended September 30, 2018

	Common Stock Shares	Common Stock Amount	Retained Earnings	Total Stockholders' Equity
Balances, October 1, 2017	$ 10,712	$ 5,356	$ 1,677,199	$ 1,682,555
Common stock repurchases	(2,516)	(1,258)	(406,606)	(407,864)
Net income	-	-	178,961	178,961
Balances, September 30, 2018	$ 8,196	$ 4,098	$ 1,449,554	$ 1,453,652

See accompanying notes to financial statements.

SWENEY CARTWRIGHT & CO.
STATEMENT OF CASH FLOWS
For the year ended September 30, 2018

Cash flows from operating activities		
Net income	$	178,961
Depreciation		3,854
Changes in assets and liabilities:		
Deposits with clearing organization		200,037
Receivable from Clearing Organization		17,078
Receivable from Related Party		(956)
Accrued interest and dividends receivable		(941)
Securities owned		1,759
Other assets		(11,998)
Accrued liabilities		34,808
Net cash provided by operating activities	$	422,602
Cash flows from financing activities		
Common stock repurchases		(407,864)
Payable to clearing organization		99,318
Net cash used in financing activities	$	(308,546)
Net increase in cash and cash equivalents		114,056
Cash and cash equivalents at beginning of year		28,704
Cash and cash equivalents at end of year	$	142,760

See accompanying notes to financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description and Business: Sweney Cartwright & Co. (the "Company") is an SEC-registered broker-dealer in securities and member of the Financial Industry Regulatory Authority ("FINRA"), specializing in sales of stocks and bonds for customers. The Company also conducts principal trading primarily in municipal bonds, other fixed income securities and community bank stocks.

The Company introduces trades for its customers using RBC Correspondent Services, a wholly-owned subsidiary of RBC Capital Markets, LLC ("RBC") as its fully disclosed clearing agent. The Company does not hold funds or securities for or owe funds or securities to its customers. The Company claims the exemptive provisions of SEC rule 15c3-3 based on Paragraph (k)(2)(i) and (k)(2)(ii) of the Rule.

The following is a summary of significant accounting policies followed in the preparation of the financial statements.

Securities and Related Revenue: The Company's proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from proprietary securities transactions cleared by RBC are recorded on a trade date basis and recorded on the statement of operations as part of commissions, fees, and net trading gains.

Mutual fund and 12b-1 fees are earned through the marketing and distribution of mutual funds and are recorded when earned.

Interest and dividends related to securities owned, are accrued by the Company when earned.

Securities owned and securities sold but not yet settled are stated at fair value. The Company determines fair value by using public market quotations, quoted prices from dealers, recent market transactions, or its best judgment, depending upon the underlying security.

Furniture and Equipment: Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of office furniture and equipment is provided for on the straight line method over estimated useful lives of five to ten years.

Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At September 30, 2018 the Company had $142,760 held on deposit at Huntington National Bank, where up to $250,000 is insured by the Federal Deposit Insurance Corporation ("FDIC").

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. There was no federal income tax expense incurred, nor any deferred federal income balance for the fiscal year ended September 30, 2018.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements: In May 2014, the FASB issued ASU 2015-14, Revenue from Contracts with Customers. The standard's core principle is that an organization will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the organization expects to be entitled in exchange for those goods or services. This standard also includes expanded disclosure requirements that result in an entity providing users of financial statements with comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contract with customers. This standard will be effective for the Company's year ending September 30, 2019. The Company does not currently believe the adoption will have a significant impact on the recognition of revenues or related disclosures.

NOTE 2 – DEPOSIT AND RECEIVABLE FROM CLEARING ORGANIZATIONS

The Company has entered into a fully disclosed clearing agreement with RBC whereby customer accounts are cleared and carried by RBC. The Company maintains cash deposits with RBC of $50,000 which are included in the Statement of Financial Condition.

The Company also reported an amount payable to RBC of $376,598 for cash and non-settled transactions. The amount payable to RBC includes borrowings collateralized by Company securities held by RBC. The Company has a $67,418 receivable from RBC at September 30, 2018 that represents primarily commissions receivable for trades that occurred the previous month, net of reimbursable expenses payable to RBC.

NOTE 3 – INCOME TAXES

As of September 30, 2018, the company had net deferred tax assets of $109,000, including a net operating loss carry-forward deferred tax asset of $109,000. The gross net operating loss of $638,975 will begin to expire with the year ending September 30, 2033. Based upon projections of future taxable income, the Company has determined it will most likely not realize the $109,000 of net deferred tax assets in future years. Therefore the company has reduced the net deferred tax asset by a full valuation allowance as of September 30, 2018. The valuation allowance was reduced by $98,000 during fiscal year 2018.

At October 1, 2017 and September 30, 2018, there were no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to increase significantly in the next twelve months.

The Company is subject to U.S. federal income tax. The Company is no longer subject to examination by federal taxing authorities for tax years prior to 2015.

NOTE 4 – STOCK REPURCHASE AND PURCHASE AGREEMENTS

The Company has a stock repurchase agreement with its stockholders which requires the Company to repurchase its common stock contingent upon notice from an individual stockholder. The stock would be purchased by the Company at book value. During the year ended September 30, 2018 the Company repurchased 2,516 shares of common stock from stockholders at an average book value of $162.11.

NOTE 5 - PREMISES AND EQUIPMENT

The Company has an office space lease expiring on December 31, 2023. Future minimum lease payments under this operating lease are as follows:

Fiscal Year, September 30,		
2019	$	90,415
2020		92,238
2021		94,072
2022		95,941
Thereafter		106,053
	$	478,719

The office lease agreement provides for increased payments during the term of the lease if operating expenses and taxes exceed certain base amounts. Total office lease expenses were $91,033 for the year ended September 30, 2018.

NOTE 6 – EMPLOYEE BENEFITS

The Company has a 401(k) Employee Retirement Plan for all eligible employees. The Company's Board of Directors, subject to Department of Labor and Internal Revenue Code limitations, determines the amount of the annual matching employer contribution. The Company accrued matching contributions of $22,160 for fiscal year 2018.

NOTE 7 – FAIR VALUE MEASUREMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

NOTE 7 – FAIR VALUE MEASUREMENTS (Continued)

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Securities Owned: The fair values for securities owned are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2) or based on significant unobservable inputs from the Company's own assumptions (Level 3). During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations. Securities owned and measured at fair value on a recurring basis are summarized below.

Assets Measured at Fair Value on a Recurring Basis
Assets measured at fair value on a recurring basis are summarized below:

Fair Value Measurements at September 30, 2018, Using

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Securities owned:				
State and municipal obligations	$ 300,385	$ 402,369	$ 45,078	$ 747,832
Equity securities	303,270	35,988	310,470	649,728
Corporate fixed income securities	100,000	18,630	-	118,630
Mutual funds	61,683	-	-	61,683
	$ 765,338	$ 456,987	$ 355,548	$ 1,577,873

NOTE 7 – FAIR VALUE MEASUREMENTS (Continued)

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended September 30, 2018:

	Beginning Balance	Unrealized Gains and (Losses) Related to Assets Held at Year End	Purchases, Issuances, and Settlements	Transfers In	Ending Balance
Assets:					
State and municipal obligations	$ -	($23)	$ -	$45,101	$45,078
Equity securities	-	8,100	-	302,370	310,470
	$ -	$8,077	$ -	$347,471	$355,548

The following table provides information on the valuation techniques, significant unobservable inputs and the range of values for those inputs for financial instruments owned, at fair value, categorized as Level 3 in the fair value hierarchy at September 30, 2018. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

	Balance at September 30, 2018	Valuation Technique	Significant Unobservable Inputs	Range
Assets:				
State and municipal obligations	$45,078	Internally Developed Model	Price	N/A
Equity securities	$310,470	Internally Developed Model	Price	N/A

Current assets, such as cash and deposits with clearing organizations, exclusive of securities owned, are carried at book value, which approximates their fair value, and liabilities such as the Company's payables, and other liabilities are carried at amounts approximating fair value based on their relatively short due dates.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule and "net capital", shall at least be $250,000. At September 30, 2018, the Company had net capital of $813,903, which was $563,903 in excess of its required minimum net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 9.65%.

NOTE 9 – RELATED PARTY

Included in the accompanying balance sheet of the Company is a receivable due from Cartwright Advisors LLC, a related party through common ownership, of $14,771 for expenses. Cartwright Advisors paid $5,146 in commissions to the Company for fiscal year 2018 related to trading activity.

NOTE 10 – SUBSEQUENT EVENTS

In conformity with the ASC standards, the Company has evaluated for disclosure all subsequent events and transactions through December 13, 2018, which was the date the financial statements were available to be issued for the year ended September 30, 2018.

(Continued)

SUPPLEMENTAL INFORMATION

SWENEY CARTWRIGHT & CO.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGES ACT OF 1934
As of September 30, 2018

	As Reported on FOCUS Report	Adjustments	As Adjusted
NET CAPITAL			
TOTAL STOCKHOLDER'S EQUITY	$ 1,453,652	$ -	$ 1,453,652
OTHER DEDUCTIONS AND/OR CHARGES:			
Nonallowable assets:			
Securities owned not readily marketable	456,027	-	456,027
Other assets	57,311	-	57,311
Property, furniture and equipment	5,900	-	5,900
Total deductions and/or charges	519,238	-	519,238
Net capital before haircuts on security positions	$ 934,414	$ -	$ 934,414
HAIRCUTS ON SECURITIES:			
Trading and investment securities:			
State and municipal obligations	$ 58,362	$ -	$ 58,362
Stocks and warrants	62,149	-	62,149
Total haircuts	120,511	-	120,511
NET CAPITAL	$ 813,903	$ -	$ 813,903
AGGREGATE INDEBTEDNESS			
Accrued liabilities	$ 78,534	$ -	$ 78,534
TOTAL AGGREGATE INDEBTEDNESS	$ 78,534	$ -	$ 78,534
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness or $250,000 minimum)			$ 250,000
EXCESS NET CAPITAL	$ 563,903	$ -	$ 563,903
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	9.65%		9.65%

This schedule does not materially differ from the Computation of Net Capital reported on the September 30, 2018 FOCUS Report.

SWENEY CARTWRIGHT & CO.
STATEMENT REGARDING RULE 15c3-3 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
As of September 30, 2018

As of September 30, 2018, the Company operated as a fully disclosed introducing broker and claimed the exemptive provisions pursuant to Rule 15c3-3(k)(2)(i) and (k)(2)(ii).

Flynn&
Company
CPAs & Business Consultants

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Sweney Cartwright & Co.
Columbus, Ohio

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) Sweney Cartwright & Co. ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)*(2)(ii)*, (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) and (k)*(2)(ii)*, of Rule 15c3-3 under the Securities Exchange Act of 1934.

Flynn & Company Inc.

December 13, 2018

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

SWENEY CARTWRIGHT & CO.

INVESTMENT SECURITES
17 SOUTH HIGH STREET, SUITE 300
COLUMBUS, OHIO 43215
TELEPHONE (614) 228-5391

Exemption Report

Sweney Cartwright & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 as of the fiscal year ended September 30, 2018, under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii) throughout the fiscal year ended September 30, 2018, without exception.

Sweney Cartwright & Co.

I, Frank Ingwersen swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Frank Ingwersen, Principal

Date: 12/13/18

Flynn & Company
CPAs & Business Consultants

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Shareholders
Sweney Cartwright & Co.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Sweney Cartwright & Co. and the Securities Investor Protection Corporation (SIPC) with respect to the General Assessment Reconciliation (Form SIPC-7) of Sweney Cartwright & Co. for the year ended September 30, 2018, solely to assist you and SIPC in evaluating Sweney Cartwright & Co.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Sweney Cartwright & Co.'s management is responsible for Sweney Cartwright & Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2018, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Flynn & Company Inc.

December 13, 2018